UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

14 January 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo PLC – Directorate Change
Dated 14 January 2021

14 January 2021

Kathryn Mikells, Chief Financial Officer, to leave Diageo at the end of June 2021

  Lavanya Chandrashekar appointed Chief Financial Officer, effective 1 July 2021

Today, Diageo plc ('Diageo') has announced that Kathryn Mikells ('Kathy'), Chief Financial Officer, will leave the company at the end of June 2021 and will return to the US after almost six years in role. Lavanya Chandrashekar, Chief Financial Officer, Diageo North America and Global Head of Investor Relations is appointed Chief Financial Officer, Diageo, effective 1 July 2021.

Kathy joined Diageo from the Xerox Corporation in November 2015 and, after relocating to London, has overseen an exceptional period of performance, serving on both the Diageo Executive Committee and Diageo plc Board. Kathy has been instrumental in driving Diageo's improved performance trajectory over the past five years and led a substantial global productivity programme, which resulted in almost 200 basis points of operating margin expansion over a three-year period. Kathy has played a significant leadership role in making Diageo a consistent top-tier performer across the critical measures of success for Diageo; namely net sales value, profit, cash and total shareholder return.

As part of orderly succession planning, Lavanya Chandrashekar is appointed Chief Financial Officer, Diageo, effective 1 July 2021 and will join the Diageo Executive Committee and Board. Lavanya joined Diageo in July 2018 as Chief Financial Officer, Diageo North America. In this role, she has partnered to drive the acceleration of growth in Diageo's North American business and, subsequently, has taken on accountability for Investor Relations globally.

Lavanya previously spent four and a half years at Mondelēz International in various senior finance positions in North America, Eastern Europe, Middle East and Africa. Latterly, as VP Finance, Global Cost Leadership and Supply Chain, Lavanya led an end-to-end global productivity programme that delivered strong operating margin improvement. Prior to Mondelēz International, Lavanya spent 18 years at Procter & Gamble in senior finance positions in India, Asia, Europe and North America.

Kathy and Lavanya will undertake a full handover prior to their transitions at the end of June 2021.

Ivan Menezes, Chief Executive, Diageo, commented: "I am immensely grateful for the leadership role Kathy has played in making Diageo a consistent top-tier performer. She has made a significant contribution to Diageo's improved performance trajectory, including her leadership of a substantial global productivity programme and her critical role in active management of our brand portfolio through our acquisition and disposal activities. I want to thank Kathy for being a terrific and committed business partner and colleague to me and wish her every continued success in the next chapter of her career. I am delighted that Lavanya will take up the role of Chief Financial Officer. She brings a breadth of international experience, has an exceptional grasp of consumer products value creation and world class experience of effective cost management. I am confident she will be a huge asset to the Diageo Executive team and Board when she joins on 1 July."

Javier Ferrán, Chairman, Diageo plc, commented: "I wish to sincerely thank Kathy for her dedicated contribution to Diageo over the past five years and her exceptional partnership with the Board. She has played a significant role in enhancing Diageo's reputation with key stakeholders and has improved the discipline of Diageo's capital allocation policy, whilst also returning value to shareholders. The Board is delighted that there is a strong internal successor in Lavanya Chandrashekar, enabling a smooth transition when Kathy departs at the end of June. Lavanya's strong track record at Diageo, and previously with leading CPG companies, will ensure she makes a valuable contribution as we continue to make progress on our ambition to become one of the most trusted and respected consumer products companies in the world."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.

ENDS

For further information please contact:

Investor relations:
Lucinda Baker	+44 (0) 7974 375550
investor.relations@diageo.com
Media relations:
Jessica Rouleau	+44 (0)7925 642 561
Dominic Redfearn	+44 (0)7971 977 759
press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Supplementary Information:

Kathryn Mikells ('Kathy') will be treated in accordance with Diageo plc's ('the Company') approved remuneration policy and her service contract, remaining eligible for salary, benefits and bonus until the date she leaves the Company.

Kathy's service contract provides for a twelve-month notice period. As part of our orderly succession plan, notice commenced on 13 January 2021 and she will remain an employee and director of the Company until 30 June 2021. On ceasing employment and subject to mitigation, Kathy will receive a payment in lieu of notice in respect of salary and benefits for the remainder of her notice period.

All Long-Term Incentive Plan (LTIP) awards which are unvested at the point that Kathy leaves the Company will be pro-rated to the date of leaving and will remain subject to performance conditions to be assessed in 2021, 2022 and 2023 with a subsequent two-year holding period. Upon leaving at the end of June 2021, Kathy will be subject to a post-employment shareholding requirement of 400% of salary to June 2022 and 200% of salary for the twelve months thereafter.  At the current time, Kathy holds shares equivalent to over 800% of salary.

Costs relating to Kathy's repatriation to the US will be provided in line with internal policies and will be reported in the 2021 Directors' Remuneration Report.

Full details of Lavanya's remuneration will be included in the 2021 Directors' Remuneration Report, following her appointment to the Board on 1 July 2021. Her remuneration package will include:

●      Annual salary of US$975,000

●      Provisions relating to Lavanya's annual incentive plan opportunity, bonus deferral, long term incentive plan opportunity and shareholding requirement as an Executive Director are all in accordance with Diageo's 2020 remuneration policy, as approved by shareholders

●      Lavanya will be entitled to a pension contribution of 14 per cent of base salary, in line with the maximum pension contribution level for new employees to the UK workforce

●      As Lavanya will be relocating from the US to the UK, relocation support will be provided in line with internal policies. Costs associated with this support will be reported in future Directors' Remuneration Reports

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 14 January 2021

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary